Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE
THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
TRUGOLF HOLDINGS, INC.

TruGolf Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) for the purpose of amending its Third Amended and Restated Certificate of Incorporation in accordance with the General Corporation Law of the State of Delaware, does hereby make and execute this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation, as amended, and does hereby certify that:

1. The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article IV, section 4.1 of its Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), so that effective upon the effective time of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, every 50 shares of the Corporation’s Class A and Class B common stock, par value $0.0001 per share (hereinafter the “Common Stock”), issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”) and without increasing or decreasing the authorized number of shares of Common Stock (which shall be Six Hundred Sixty Million (660,000,000) shares of Common Stock, par value $0.0001 per share, authorized) or the Corporation’s preferred stock (which shall be Ten Million (10,000,000) shares of preferred stock, par value $0.0001 per share, authorized (hereinafter the “Preferred Stock”)); provided, however, no fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split, and instead, the Corporation shall pay cash (without interest) equal to such fraction multiplied by the average of the closing sales prices of the Class A common stock during regular trading hours for the five consecutive trading days immediately preceding the Reverse Stock Split. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent.

2. Thereafter, pursuant to a resolution of the Board, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendment.

3. The foregoing amendment has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

4. This amendment shall be effective as of 12:01 a.m., Eastern Time, on June 23, 2025.

IN WITNESS WHEREOF, I have signed this Certificate this 17th day of June 2025.

TRUGOLF HOLDINGS, INC.

By:	/s/ Christopher Jones
Name:	Christopher Jones
Title:	Chief Executive Officer

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